Exhibit 99.3

ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2016 RESULTS

•	Total revenue and adjusted operating profit both up 3%

•	Strongest Wireless service revenue performance and subscriber additions since 2010

•	Service revenue up 6% and postpaid net additions of 114,000, up 37,000 year on year

•	Postpaid churn down 5 basis points, 4th consecutive quarter of year on year improvement

•	Highest Cable total service unit net additions since 2011

•	Internet revenue growth at 11%; net additions of 39,000, up 15,000 year on year

•	Media revenue and adjusted operating profit up 13% and 36%, respectively, driven by sports assets

•	Ignite Gigabit Internet available to over 3.5 million homes; on track to offer to entire Cable footprint by the end of 2016, well ahead of competitors

TORONTO (October 17, 2016) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the third quarter ended September 30, 2016.

Consolidated Financial Highlights

	Three months ended September 30		Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2016	2015	2016	2015

Total revenue	3,492	3,384	10,192	9,962
As adjusted [1]:
Operating profit	1,385	1,345	3,833	3,806
Net income	427	472	1,117	1,159
Basic earnings per share	$0.83	$0.92	$2.17	$2.25

Net income	220	464	862	1,082
Basic earnings per share	$0.43	$0.90	$1.67	$2.10

Free cash flow [1]	598	660	1,313	1,402
Cash provided by operating activities	1,185	1,456	2,904	2,797

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	1	Third Quarter 2016

Key Financial Highlights

Higher revenue

Consolidated revenue increased 3% this quarter, largely driven by growth in Wireless service and Media revenue of 6% and 13%, respectively.

Wireless service revenue increased primarily as a result of a larger subscriber base and the continued adoption of higher-value Share Everything plans.

Cable revenue decreased 1%. Continued double-digit Internet revenue growth of 11% partially offset the decline in Television and Phone revenue. We continue to see an ongoing shift in product mix to higher-margin Internet services.

Media revenue increased primarily due to the continued success of our sports-related assets, mainly from the strength of Sportsnet, including the World Cup of Hockey in September, and success of the Toronto Blue Jays.

Higher adjusted operating profit

Higher consolidated adjusted operating profit this quarter reflects improved Media performance due to the strength of our sports assets and conventional broadcast TV savings, and an increase in Cable adjusted operating profit due to a more favourable product mix and lower service and programming costs partially due to a vendor credit received this quarter.

Lower net income and adjusted net income

Net income decreased this quarter as a result of higher investment-related expenses, primarily as a result of our wind down of shomi, partially offset by higher adjusted operating profit. Adjusted net income decreased this quarter as a result of higher other investment-related gains incurred in the prior year.

Substantial free cash flow affords financial flexibility

This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $1,185 million and $598 million, respectively. Free cash flow was lower year on year as the increase in adjusted operating profit and reduced additions to property, plant and equipment were offset by an increase in cash tax payments due to a tax installment refund received during the third quarter of 2015 in connection with the acquisition of Mobilicity.

Our solid financial results enabled us to reduce outstanding debt, continue to make investments in our network, and still return substantial capital to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	Third Quarter 2016

Strategic Update

Our Rogers 3.0 plan is a multi-year plan intended to:

•	re-accelerate revenue growth in a sustainable way; and
•	continue our track record of translating revenue into strong margins and free cash flow, a solid return on assets, and ultimately increasing returns to shareholders.

There are a number of opportunities we expect will help drive improved performance going forward, including:

•	further improving the customer experience;
•	maintaining leadership and momentum in Wireless;
•	strengthening our Cable offerings; and
•	driving growth in the business market.

Improving the Customer Experience

Our improvements to the customer experience are a key driver in lowering our Wireless postpaid churn. This quarter, we improved postpaid churn by 5 basis points year on year to 1.26%, which represents our lowest third quarter churn since 2013 and the fourth quarter in a row in which we posted an improvement to this metric.

We are committed to enhancing our self-serve options. During the quarter, self-serve transactions on the Rogers brand increased by 65% year on year. The latest example of Rogers’ commitment to improving the customer experience through self-serve technology is a new data manager tool launched in October 2016. With this new tool, Share Everything customers have full control over managing their Wireless data usage in real time. With our offering, the bill payer can allocate the plan’s data bucket by family member and set usage notifications for any member at no charge and without the need for a customer care call.

Maintaining Leadership and Momentum in Wireless

Our compelling value propositions, improving customer experience, and best-in-class networks continue to drive momentum in our Wireless segment. This quarter, Wireless reported its highest service revenue growth and postpaid net additions since 2010 and grew adjusted operating profit year on year. For the fifth quarter in a row, Wireless significantly increased postpaid net additions year on year. This quarter, Wireless saw an increase of almost 50%, or 37,000, to 114,000 net additions.

Improving Cable on the Strength of Internet

Subscriber trends are improving in our Cable segment on the strong popularity of Ignite Internet, including Ignite Gigabit Internet.

Our Cable product mix continues to shift to higher-margin Internet services. We generated double-digit Internet revenue growth for the fifth quarter in a row. Quarterly Internet net additions of 39,000 were the highest since 2011 and improved 15,000 year on year.

Over 40% of our residential Internet base is on plans of 100 megabits per second or higher, and the majority of new Internet subscribers are signing on at these speeds. By the end of 2016, we expect to offer Ignite Gigabit Internet to our entire Cable footprint of over four million homes at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments, positioning us well to earn attractive returns on investment for our shareholders.

Consumer interest in 4K TV continues to grow. By the end of 2016, we expect to have delivered approximately 100 live sporting events in 4K. To achieve the high quality 4K resolution, as well as to support our anticipated Internet Protocol Television (IPTV) introduction, high levels of bandwidth are required. Our hybrid fibre-coaxial cable network already has the capability to deliver the required bandwidth. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors. We are well positioned to improve subscriber trends further over time with enhanced TV offerings, including IPTV.

Driving Growth in the Business Market

Rogers is currently under-indexed in the growing enterprise market. We launched Rogers Unison, a fully managed, truly mobile communications system to small businesses in July 2016. The product enables users to work seamlessly across devices while realizing cost savings by eliminating legacy desk phones. Early sales have exceeded our expectations, and with the recent extension of Rogers Unison to medium and large enterprises, we have a product that can address, in full, the estimated $2.2 billion business telephony market. We expect to see an increasing contribution from the business market as we build awareness of the strength of our enterprise solutions.

Rogers Communications Inc.	3	Third Quarter 2016

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this earnings release.

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	416.935.4727
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2016 results teleconference with the investment community will be held on:

•	October 17, 2016
•	9:00 a.m. Eastern Time
•	webcast available at rogers.com/webcast
•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are generally placed there at least two days before the conference.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Third Quarter 2016

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2016, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2016 MD&A; our Third Quarter 2016 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2015 Annual MD&A; our 2015 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2015 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Strategic Highlights” in our 2015 Annual MD&A.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at October 16, 2016 and was approved by the Audit and Risk Committee of our Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter refers to the three months ended September 30, 2016 and year to date refers to the nine months ended September 30, 2016. All results commentary is compared to the equivalent periods in 2015 or as at December 31, 2015, as applicable, unless otherwise indicated.

Rogers Communications Inc.	5	Third Quarter 2016

Summary of Consolidated Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Wireless	2,037	1,973	3	5,858	5,670	3
Cable	865	871	(1)	2,591	2,610	(1)
Business Solutions	95	94	1	288	282	2
Media	533	473	13	1,596	1,519	5
Corporate items and intercompany eliminations	(38)	(27)	41	(141)	(119)	18
Revenue	3,492	3,384	3	10,192	9,962	2

Adjusted operating profit
Wireless	884	879	1	2,493	2,485	–
Cable	431	416	4	1,239	1,232	1
Business Solutions	31	31	–	93	86	8
Media	79	58	36	120	116	3
Corporate items and intercompany eliminations	(40)	(39)	3	(112)	(113)	(1)
Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1

Adjusted operating profit margin [1]	39.7%	39.7%	–	37.6%	38.2%	(0.6pts)

Net income	220	464	(53)	862	1,082	(20)
Basic earnings per share	$0.43	$0.90	(52)	$1.67	$2.10	(20)
Diluted earnings per share	$0.43	$0.90	(52)	$1.67	$2.09	(20)

Adjusted net income [1]	427	472	(10)	1,117	1,159	(4)
Adjusted basic earnings per share [1]	$0.83	$0.92	(10)	$2.17	$2.25	(4)
Adjusted diluted earnings per share [1]	$0.83	$0.91	(9)	$2.16	$2.24	(4)

Additions to property, plant and equipment	549	571	(4)	1,748	1,667	5
Free cash flow [1]	598	660	(9)	1,313	1,402	(6)
Cash provided by operating activities	1,185	1,456	(19)	2,904	2,797	4

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Third Quarter 2016

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2016 [1]	2015	% Chg	2016 [1]	2015	% Chg
Revenue
Service revenue	1,878	1,776	6	5,400	5,155	5
Equipment revenue	159	197	(19)	458	515	(11)
Revenue	2,037	1,973	3	5,858	5,670	3

Operating expenses
Cost of equipment	469	460	2	1,363	1,276	7
Other operating expenses	684	634	8	2,002	1,909	5
Operating expenses	1,153	1,094	5	3,365	3,185	6

Adjusted operating profit	884	879	1	2,493	2,485	–

Adjusted operating profit margin as a % of service revenue	47.1%	49.5%	(2.4pts)	46.2%	48.2%	(2.0pts)
Additions to property, plant and equipment	161	195	(17)	549	631	(13)
[1] The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015. Wireless Subscriber Results [1]
	Three months ended September 30			Nine months ended September 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2016	2015	Chg	2016	2015	Chg
Postpaid
Gross additions	432	399	33	1,085	989	96
Net additions	114	77	37	193	75	118
Total postpaid subscribers [2]	8,464	8,240	224	8,464	8,240	224
Churn (monthly)	1.26%	1.31%	(0.05pts)	1.19%	1.25%	(0.06pts)
ARPA (monthly)	$121.39	$113.34	$8.05	$116.52	$110.27	$6.25
Prepaid
Gross additions	238	218	20	589	498	91
Net additions	67	77	(10)	73	48	25
Total prepaid subscribers [2,3]	1,679	1,579	100	1,679	1,579	100
Churn (monthly)	3.49%	3.08%	0.41pts	3.57%	3.55%	0.02pts
Blended ARPU (monthly)	$62.30	$61.02	$1.28	$60.32	$59.86	$0.46

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity.

Service revenue

The 6% increase in service revenue this quarter and 5% increase year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and
•

the continued adoption of customer-friendly Rogers Share Everything plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increase in postpaid ARPA this quarter and 6% increase year to date were the result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	7	Third Quarter 2016

The 2% increase in blended ARPU this quarter and 1% increase year to date were a result of:

•	increased service revenue as discussed above; partially offset by
•	the general increase in prepaid net additions over the past year.

In addition, the year to date increase was partially offset by the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity.

We believe the increases in gross and net additions to our postpaid subscriber base and the decrease in postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue

The 19% decrease in equipment revenue this quarter and 11% decrease year to date were a result of:

•	larger average subsidies given to customers who purchased devices; and
•	a lower number of device upgrades by existing subscribers. The decrease in device upgrades this quarter was 5%; partially offset by
•	higher gross additions.

Operating expenses

Cost of equipment

The 2% increase in the cost of equipment this quarter and 7% increase year to date were a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and
•	higher gross additions; partially offset by
•	the decrease in device upgrades by existing subscribers, as discussed above.

Other operating expenses

The 8% increase in other operating expenses this quarter was a result of:

•	higher service costs;
•	higher advertising costs; and
•	higher commissions, primarily as a result of our higher gross additions.

The 5% increase in other operating expenses year to date was also partially offset by lower commissions.

Adjusted operating profit

The 1% increase in adjusted operating profit this quarter and marginal increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2016

CABLE

Cable Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Internet	381	344	11	1,117	995	12
Television	387	415	(7)	1,176	1,266	(7)
Phone	95	110	(14)	293	343	(15)
Service revenue	863	869	(1)	2,586	2,604	(1)
Equipment revenue	2	2	–	5	6	(17)
Revenue	865	871	(1)	2,591	2,610	(1)

Operating expenses
Cost of equipment	–	–	–	2	2	–
Other operating expenses	434	455	(5)	1,350	1,376	(2)
Operating expenses	434	455	(5)	1,352	1,378	(2)

Adjusted operating profit	431	416	4	1,239	1,232	1

Adjusted operating profit margin	49.8%	47.8%	2.0pts	47.8%	47.2%	0.6pts
Additions to property, plant and equipment	255	244	5	801	722	11
Cable Subscriber Results [1]
	Three months ended September 30			Nine months ended September 30
(In thousands)	2016	2015	Chg	2016	2015	Chg

Internet
Net additions	39	24	15	67	21	46
Total Internet subscribers [2]	2,115	2,032	83	2,115	2,032	83
Television
Net losses	(14)	(31)	17	(63)	(104)	41
Total television subscribers [2]	1,833	1,920	(87)	1,833	1,920	(87)
Phone
Net additions (losses)	5	(14)	19	–	(45)	45
Total phone subscribers [2]	1,090	1,105	(15)	1,090	1,105	(15)

Cable homes passed [2]	4,227	4,130	97	4,227	4,130	97
Total service units [3]
Net additions (losses)	30	(21)	51	4	(128)	132
Total service units [2]	5,038	5,057	(19)	5,038	5,057	(19)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

Revenue

The 1% decrease in revenue this quarter and 1% decrease year to date were primarily a result of:

•	Television subscriber losses over the past year; partially offset by
•	a higher subscriber base for our Internet products; and
•	the impact of pricing changes implemented over the past year.

Rogers Communications Inc.	9	Third Quarter 2016

Internet revenue

The 11% increase in Internet revenue this quarter and 12% increase year to date were a result of:

•	a larger Internet subscriber base;
•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; and
•	the impact of changes in Internet service pricing; partially offset by
•	a decline in additional usage-based revenue as portions of the subscriber base move to higher-value, unlimited usage plans.

Television revenue

The 7% decreases in Television revenue this quarter and year to date were a result of:

•	the decline in Television subscribers over the past year; and
•	more promotional pricing provided to subscribers; partially offset by
•	the impact of Television service pricing changes implemented over the past year.

Phone revenue

The 14% decrease in Phone revenue this quarter and 15% decrease year to date were a result of:

•	the impact of pricing packages, primarily related to Ignite multi-product bundles; and
•	a smaller subscriber base.

Operating expenses

The 5% decrease in operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service and programming costs, partially due to a vendor credit received this quarter;
•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
•	various cost efficiency and productivity initiatives; partially offset by
•	increased advertising, partially related to our Ignite Internet and 4K TV offerings.

Adjusted operating profit

The 4% increase in adjusted operating profit this quarter and the 1% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2016

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended September 30					Nine months ended September 30
(In millions of dollars, except margins)	2016	[1]	2015	% Chg		2016	[1]	2015	% Chg

Revenue
Next generation	77		71	8		230		214	7
Legacy	17		22	(23)		54		65	(17)
Service revenue	94		93	1		284		279	2
Equipment revenue	1		1	–		4		3	33
Revenue	95		94	1		288		282	2

Operating expenses	64		63	2		195		196	(1)

Adjusted operating profit	31		31	–		93		86	8

Adjusted operating profit margin	32.6%		33.0%	(0.4	) pts	32.3%		30.5%	1.8	pts
Additions to property, plant and equipment	33		41	(20)		109		122	(11)

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Revenue

The 1% increase in service revenue this quarter and 2% increase year to date were a result of the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue, offset by the continued decline in our legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 82% of total service revenue in the quarter (2015 - 76%) and 81% year to date (2015 - 77%).

Operating expenses

The 2% increase in operating expenses this quarter was a result of higher service costs related to our next generation on-net and near-net IP-based offerings. The 1% decrease year to date was a result of various cost efficiency and productivity initiatives, partially offset by higher service costs as discussed above.

Adjusted operating profit

The stable adjusted operating profit this quarter and the 8% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2016

MEDIA

Media Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue	533	473	13	1,596	1,519	5
Operating expenses	454	415	9	1,476	1,403	5

Adjusted operating profit	79	58	36	120	116	3

Adjusted operating profit margin	14.8%	12.3%	2.5pts	7.5%	7.6%	(0.1pts)
Additions to property, plant and equipment	12	12	–	43	32	34

Revenue

The 13% increase in revenue this quarter and 5% increase year to date were a result of:

•	higher sports-related revenue, driven by the strength of Sportsnet, including the World Cup of Hockey in September, as well as the success of the Toronto Blue Jays; partially offset by
•	lower advertising revenues across radio, publishing, and conventional broadcast TV.

Operating expenses

The 9% increase in operating expenses this quarter and 5% increase year to date were a result of:

•	higher sports-related costs; partially offset by
•	lower conventional broadcast TV, publishing, and radio costs, partly due to cost savings from operating efficiencies and job cuts during the first two quarters of 2016.

Adjusted operating profit

The 36% increase in adjusted operating profit this quarter was primarily a result of the increase in sports-related revenues. The 3% increase year to date was a result of the revenue and expense changes described above.

Rogers Communications Inc.	12	Third Quarter 2016

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except capital intensity)	2016	2015	% Chg	2016	2015	% Chg

Additions to property, plant and equipment
Wireless	161	195	(17)	549	631	(13)
Cable	255	244	5	801	722	11
Business Solutions	33	41	(20)	109	122	(11)
Media	12	12	–	43	32	34
Corporate	88	79	11	246	160	54

Total additions to property, plant and equipment [1]	549	571	(4)	1,748	1,667	5

Capital intensity [2]	15.7%	16.9%	(1.2) pts	17.2%	16.7%	0.5pts

1 Additions to property, plant and equipment do not include expenditures for spectrum licences.

2 Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The decrease in additions to property, plant and equipment in Wireless this quarter and the decrease year to date were primarily a result of higher LTE network investments incurred last year relative to this year to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network has reached 91% of Canada’s population as at September 30, 2016 (December 31, 2015 - 78%). The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network has reached approximately 95% of Canada’s population as at September 30, 2016 (December 31, 2015 - 93%).

Cable

The increase in additions to property, plant and equipment in Cable this quarter and the increase year to date were a result of greater investment in network infrastructure to further improve the reliability and quality of our network. We believe this has allowed us to keep ahead of customer data demands, to increase the capacity of our Internet platform to deliver Ignite Gigabit Internet across our Cable footprint by the end of the year, and to support our development of IPTV.

Business Solutions

The decrease in additions to property, plant and equipment in Business Solutions this quarter and the decrease year to date were a result of investments in our data centres last year.

Media

The additions to property, plant and equipment in Media were stable this quarter. The increase year to date reflects greater current year investments made to our digital platforms and broadcast facilities.

Corporate

The increase in additions to property, plant and equipment in Corporate this quarter and the increase year to date were a result of higher spending on premise improvements at our various offices, as well as higher information technology investments.

Capital intensity

Capital intensity decreased this quarter as a result of lower additions to property, plant and equipment in our Wireless and Business Solutions segments as described above. Year to date, capital intensity increased as a result of higher additions to property, plant and equipment in our Corporate segment as described above relative to the increase in revenue described previously. Consistent with our guidance, which we announced on January 27, 2016, we continue to expect lower additions to property, plant and equipment this year.

Rogers Communications Inc.	13	Third Quarter 2016

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1
Deduct (add):
Stock-based compensation	18	13	38	45	39	15
Depreciation and amortization	575	576	–	1,721	1,697	1
Restructuring, acquisition and other	55	37	49	126	88	43
Finance costs	188	190	(1)	573	582	(2)
Other expense (income)	220	(59)	n/m	195	(36)	n/m
Income taxes	109	124	(12)	311	354	(12)

Net income	220	464	(53)	862	1,082	(20)

n/m - not meaningful

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Other expense (income)

The increases in other expense (income) this quarter and year to date were primarily a result of equity losses recognized on certain of our joint ventures. During the quarter, we announced the decision to wind down our shomi joint venture effective November 30, 2016 and recognized a loss of $140 million associated with the writedown of the investment and the estimated cost of the remaining obligations of shomi. Additionally, we recognized a net loss of $50 million this quarter on divestitures pertaining to investments. In 2015, we recognized a $102 million gain on our acquisition of Mobilicity, partially offset by a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

Rogers Communications Inc.	14	Third Quarter 2016

Regulatory Developments

Please see our 2015 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 11, 2016. Please refer to our Third Quarter 2016 MD&A for all significant regulatory updates since that date.

Wholesale Internet costing and pricing

On March 31, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) released its decision on the review of costing inputs and the application process for wholesale high-speed access services (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, which were provided on January 27, 2016. See “About Forward-Looking Information” in this earnings release and in our 2015 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2015 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;
•	Subscriber churn;
•	Postpaid average revenue per account (ARPA);
•	Blended average revenue per user (ARPU); and
•	Capital intensity.

Rogers Communications Inc.	15	Third Quarter 2016

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	•	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

Adjusted operating profit:

Net income

add (deduct)

income taxes, other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.

Adjusted operating profit margin:

Adjusted operating profit

divided by

revenue (service revenue for Wireless).

Net income
	•	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	•	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	•	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow	•	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	•	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	•	To conduct valuation-related analysis and make decisions about capital structure.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Long-term debt
	•	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit	•	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	•	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	16	Third Quarter 2016

Reconciliation of adjusted operating profit
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Net income	220	464	862	1,082
Add (deduct):
Income taxes	109	124	311	354
Other expense (income)	220	(59)	195	(36)
Finance costs	188	190	573	582
Restructuring, acquisition and other	55	37	126	88
Depreciation and amortization	575	576	1,721	1,697
Stock-based compensation	18	13	45	39

Adjusted operating profit	1,385	1,345	3,833	3,806
Reconciliation of adjusted operating profit margin
	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except percentages)	2016	2015	2016	2015

Adjusted operating profit margin:
Adjusted operating profit	1,385	1,345	3,833	3,806
Divided by: total revenue	3,492	3,384	10,192	9,962

Adjusted operating profit margin	39.7%	39.7%	37.6%	38.2%
Reconciliation of adjusted net income
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Net income	220	464	862	1,082
Add (deduct):
Stock-based compensation	18	13	45	39
Restructuring, acquisition and other	55	37	126	88
Loss on repayment of long-term debt	–	–	–	7
Net loss on divestitures pertaining to investments	50	–	11	–
Gain on acquisition of Mobilicity	–	(102)	–	(102)
Loss on non-controlling interest purchase obligation	–	72	–	72
Loss on wind down of shomi	140	–	140	–
Income tax impact of above items	(56)	(12)	(70)	(33)
Income tax adjustment, legislative tax change	–	–	3	6

Adjusted net income	427	472	1,117	1,159

Rogers Communications Inc.	17	Third Quarter 2016

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares	Three months ended September 30		Nine months ended September 30
outstanding in millions)	2016	2015	2016	2015

Adjusted basic earnings per share:
Adjusted net income	427	472	1,117	1,159
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.83	$0.92	$2.17	$2.25

Adjusted diluted earnings per share:
Adjusted net income	427	472	1,117	1,159
Divided by:
Diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	$0.83	$0.91	$2.16	$2.24
Reconciliation of free cash flow
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities	1,185	1,456	2,904	2,797
Add (deduct):
Additions to property, plant and equipment	(549)	(571)	(1,748)	(1,667)
Interest on borrowings, net of capitalized interest	(179)	(180)	(558)	(547)
Restructuring, acquisition and other	55	37	126	88
Interest paid	240	234	632	638
Change in non-cash working capital	(117)	(279)	(32)	115
Other adjustments	(37)	(37)	(11)	(22)

Free cash flow	598	660	1,313	1,402

Rogers Communications Inc.	18	Third Quarter 2016

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Current portion of long-term debt	750	1,000
Long-term debt	15,177	15,870
Deferred transaction costs and discounts	103	111
	16,030	16,981

Add (deduct):
Net debt derivative assets	(1,753)	(2,028)
Credit risk adjustment related to net debt derivative assets	(76)	(152)
Short-term borrowings	1,050	800
Bank advances (cash and cash equivalents)	11	(11)

Adjusted net debt	15,262	15,590

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2016	2015

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,262	15,590
Divided by: trailing 12-month adjusted operating profit	5,059	5,032

Adjusted net debt / adjusted operating profit	3.0	3.1

Rogers Communications Inc.	19	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Revenue	3,492	3,384	10,192	9,962

Operating expenses:
Operating costs	2,125	2,052	6,404	6,195
Depreciation and amortization	575	576	1,721	1,697
Restructuring, acquisition and other	55	37	126	88
Finance costs	188	190	573	582
Other expense (income)	220	(59)	195	(36)

Income before income taxes	329	588	1,173	1,436
Income taxes	109	124	311	354

Net income for the period	220	464	862	1,082

Earnings per share:
Basic	$0.43	$0.90	$1.67	$2.10
Diluted	$0.43	$0.90	$1.67	$2.09

Rogers Communications Inc.	20	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2016	2015

Assets
Current assets:
Cash and cash equivalents	–	11
Accounts receivable	1,889	1,792
Inventories	270	318
Other current assets	338	303
Current portion of derivative instruments	113	198
Total current assets	2,610	2,622

Property, plant and equipment	11,096	10,997
Intangible assets	7,151	7,243
Investments	2,185	2,271
Derivative instruments	1,767	1,992
Other long-term assets	112	150
Deferred tax assets	10	9
Goodwill	3,891	3,891

Total assets	28,822	29,175

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	11	–
Short-term borrowings	1,050	800
Accounts payable and accrued liabilities	2,668	2,708
Income tax payable	213	96
Current portion of provisions	146	10
Unearned revenue	355	388
Current portion of long-term debt	750	1,000
Current portion of derivative instruments	94	15
Total current liabilities	5,287	5,017

Provisions	29	50
Long-term debt	15,177	15,870
Derivative instruments	219	95
Other long-term liabilities	429	455
Deferred tax liabilities	1,860	1,943
Total liabilities	23,001	23,430

Shareholders’ equity	5,821	5,745

Total liabilities and shareholders’ equity	28,822	29,175

Contingent liabilities

Rogers Communications Inc.	21	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Operating activities:
Net income for the period	220	464	862	1,082
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	575	576	1,721	1,697
Program rights amortization	15	23	54	66
Finance costs	188	190	573	582
Income taxes	109	124	311	354
Stock-based compensation	18	13	45	39
Post-employment benefits contributions, net of expense	30	24	(31)	(47)
Net loss on divestitures pertaining to investments	50	–	11	–
Loss on wind down of shomi	140	–	140	–
Gain on acquisition of Mobilicity	–	(102)	–	(102)
Other	22	33	32	69
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,367	1,345	3,718	3,740
Change in non-cash operating working capital items	117	279	32	(115)
Cash provided by operating activities before income taxes paid and interest paid	1,484	1,624	3,750	3,625
Income taxes (paid) received	(59)	66	(214)	(190)
Interest paid	(240)	(234)	(632)	(638)

Cash provided by operating activities	1,185	1,456	2,904	2,797

Investing activities:
Additions to property, plant and equipment	(549)	(571)	(1,748)	(1,667)
Additions to program rights	(19)	(19)	(43)	(37)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(42)	(145)	(147)	(283)
Acquisitions and other strategic transactions, net of cash acquired	–	(471)	–	(1,072)
Other	(11)	(4)	(4)	(38)

Cash used in investing activities	(621)	(1,210)	(1,942)	(3,097)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	–	(158)	250	17
Net (repayment) issuance of long-term debt	(215)	141	(481)	672
Net proceeds (repayments) on settlement of debt derivatives and forward contracts	25	–	(17)	154
Dividends paid	(247)	(247)	(741)	(730)
Other	5	–	5	–

Cash (used in) provided by financing activities	(432)	(264)	(984)	113

Change in cash and cash equivalents	132	(18)	(22)	(187)
(Bank advances) cash and cash equivalents, beginning of period	(143)	7	11	176

(Bank advances) cash and cash equivalents, end of period	(11)	(11)	(11)	(11)

Rogers Communications Inc.	22	Third Quarter 2016

About Forward-Looking Information

This earnings release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:

•	revenue;
•	adjusted operating profit;
•	additions to property, plant and equipment;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements; and
•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	23	Third Quarter 2016

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Third Quarter 2016 MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2015 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	Third Quarter 2016